[ACS Letterhead]

November 23, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn: John Reynolds

Re:	American CareSource Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 26, 2010
File No. 001-33094

Dear Mr. Reynolds:

By letter dated November 2, 2010 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided additional comments on the annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”) and the 2010 proxy statement on Schedule 14A (the “2010 Proxy Statement”) of American CareSource Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to the comments contained in the SEC Letter.  For your convenience, we have reproduced below in italics each of the Staff’s comments and have provided the corresponding response immediately below each comment. The headings and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.

General

1.
The acknowledgement on page three of our letter dated September 14, 2010, need to be made by the company, not your counsel.  Please provide a written statement in accordance with our September 14, 2010 letter.

Response:

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Definitive Proxy Statement on Schedule 14A

2010 Management Bonus Program, page 17

2.
We note your response to comment seven in our letter dated September 14, 2010, specifically that you “will present the non-discretionary component in the non-equity incentive plan compensation column rather than the bonus column in [your] future filings, to the extent such officers remain ‘named executive officers.’” Please submit a response that provides draft language for future filings.

Securities and Exchange Commission
November 23, 2010

Response:

As stated in response to the Staff’s September 14, 2010 letter, the management bonuses earned by the Named Executive Officers during 2008 contained a non-discretionary component based on the corporate performance targets and a discretionary component.  The aggregate amount of each Named Executive Officers’ bonus was included in the “bonus” column for that year. In accordance with Compliance and Disclosure Interpretation (Regulation S-K) No. 119.02, the Company will present the non-discretionary component in the non-equity incentive plan compensation column rather than the bonus column in its future filings, to the extent such officers remain “named executive officers.”

To illustrate this, assuming bonus payments identical in amount to the 2008 payments would be made solely in cash with respect to the year ended December 31, 2010, and assuming the same Named Executive Officers as disclosed in the 2010 Proxy Statement, the Company would include the following disclosure in its annual report on Form 10-K for the fiscal year ending December 31, 2010, amendment to annual report on Form 10-K for the fiscal year ending December 31, 2010 or proxy statement for 2011, as the case may be (note that we are including only the relevant columns of the Summary Compensation Table, and related footnote, in this letter - for the sake of simplicity, the remaining columns of, and footnotes to, the Summary Compensation Table have been omitted):

Name and Principal Position	Year	Bonus ($)(2)	Nonequity Incentive Plan Compensation ($)(2)
David S. Boone,	2010	17,800	107,200
President and Chief	2009	—	—
Executive Officer

Steven J. Armond	2010	10,000	59,575
Chief Financial Officer	2009	—	—

James T. Robinson	2010	—	7,747
Senior Vice President of	2009	—	62,664
Sales and Marketing

Matthew D. Thompson,	2010	10,000	21,493
Vice President - Finance	2009	15,000	—
and Interim Chief
Financial Officer

(2)
Bonus amounts earned during 2010 were paid in cash, at the recommendation of the Compensation Committee and after approval by our Board of Directors on [Date].  Bonus amounts earned during 2009 paid to Mr. Thompson were approved by the Board of Directors on April 9, 2010 and were paid on April 30, 2010.

Securities and Exchange Commission
November 23, 2010

In accordance with SEC guidance, amounts disclosed in the “Non-equity Incentive Plan Compensation” column relate to payments made pursuant to plans providing for compensation intended to serve as incentive for performance to occur over a specified period that does not fall within the scope of Financial Accounting Standards Board Statement of Financial Account Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123R”).   As such, the “Non-equity Incentive Plan Compensation” column reflects that portion of a given year’s bonus amount that was earned by the Named Executive Officer by meeting the relevant performance measures specified in the Management Bonus Program for that year.   Any “discretionary” amount, i.e., any portion of a given year’s bonus amount paid over and above the amount earned by such officer by meeting the relevant performance measures specified in such Management Bonus Program is included in the “Bonus” column.  The amounts paid to Mr. Robinson during 2009, and disclosed in the “Non-equity Incentive Plan Compensation” column, were commission payments under the Company’s new business sales compensation plan, related to acquisition of new client accounts during 2009.

3.
In addition, we reissue comment seven in our letter dated September 14, 2010.  We note that you have corporate financial performance objectives used to determine the bonuses for management, Revenue and EBITDA.  The company, however, has not provided quantitative disclosure of these performance objectives.  In future filings, please disclose these performance objectives.  It is unclear how disclosure of company revenues and EBITDA would cause competitive harm if disclosed, when the company will have already provided the actual financial results for that time period.

Response:

The Company advises the Staff that, to the extent that management bonuses are awarded based on quantitative corporate financial performance objectives, the Company will disclose specific information about those objectives in the annual report on Form 10-K, amendment to annual report on Form 10-K or proxy statement, as the case may be, in which it provides disclosure pursuant to Item 402 of Regulation S-K with respect to the fiscal year to which such objectives relate.  To the extent that any management bonuses are based on qualitative factors, the Company will disclose specific information about such factors in such filing.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 972-308-6853 or Jeffrey A. Baumel or Roland S. Chase at our counsel SNR Denton US LLP at (973) 912-7100.

Sincerely,

/s/ Matthew Thompson

Matthew Thompson
Chief Financial Officer

Cc:           David S. Boone, Chief Executive Officer, American CareSource Holdings, Inc.